

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Samuel Lui
Chief Executive Officer
ESGL Holdings Limited
101 Tuas South Avenue 2
Singapore 637226

> **Re: ESGL Holdings Limited**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed May 17, 2023**
> **File No. 333-269078**

Dear Samuel Lui:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Form F-4</u>

<u>General</u>

1. We note your disclosure on page 63 that Environmental Solutions Group Holdings Limited had entered into a facility letter with a bank for a term loan in the amount of S$3 million and a revolving credit loan in the amount of S$3 million on March 30, 2023. We also note the press release issued by Genesis Unicorn Capital Corp. on May 22, 2023 regarding the joint development agreement between Environmental Solutions Group Holdings Limited and Nanomatics Pte. Ltd. Please revise your registration statement to disclose the material terms of each such agreement. In addition, file the agreements as exhibits to your registration statement. In the alternative, please provide your analysis as to why such agreements are not required to be filed. Refer to Item 601 of Regulation S-K.

   You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: David Levine, Esq.